UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$223 million 5-year senior, secured acquisition finance facility for Central American banking group Grupo Promerica

Panama City, Republic of Panamá, November 3, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a US$223 million 5-year senior, secured, amortizing Acquisition Finance Facility (the “Facility” or the “Loan”) in favor of Panamanian-based Promerica Financial Corporation (“PFC”).

PFC is the holding company of Grupo Promerica, a group of 9 banks with operations in Central America, Dominican Republic, Ecuador and Cayman Islands, with combined assets of US$11.6 billion as of September 30, 2016.

Proceeds of the loan were used to support PFC´s acquisition of Citibank´s consumer credit card and consumer retail banking businesses in Guatemala. With this acquisition, Grupo Promerica will strengthen its position in Guatemala, reaching total assets of US$1.6 billion and becoming the 7th largest bank (in terms of assets) in the country (from its current 10th position). Grupo Promerica´s assets now amount to US$12.3 billion.

Bladex acted as Joint Lead Arranger and Bookrunner, along with Credit Suisse and Deutsche Bank. Bladex is also the Administrative Agent and the Collateral Agent under the Facility.

The transaction attracted interest from 11 financial institutions from Central America and the Caribbean, in addition to the Joint Lead Arrangers and Bookrunners.

Alejandro Jaramillo, Head of Loan Structuring & Distribution at Bladex, stated: “The success of this transaction yet again demonstrates Bladex’s strong origination, structuring and syndication capabilities, and the Bank´s commitment to support its clients´ growth plans. Having provided financing for Promerica´s 2014 acquisition of Produbanco (Ecuador), this transaction marks the second syndicated facility co-led by Bladex. We are very pleased to support the strengthening of Grupo Promerica´s regional footprint, and to have teamed-up with Credit Suisse and Deutsche Bank to structure and syndicate the Facility.”

Francisco Martínez, Managing Director of Grupo Promerica, stated:  "Once again Bladex has executed flawlessly and has proven to be an extremely reliable partner providing financing solutions to Promerica in support of our growth strategy.”

Bladex is a multinational bank originally established in 1979 by the central banks of Latin-American and Caribbean countries in order to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama